UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                December 22, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 15 August 2008 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount of up to DKK 1.7 billion in the period from 15 August 2008 to 19 December 2008. The programme thereby ended on 19 December 2008.

Since the announcement as of 15 December 2008, the following transactions have been made under the programme:

                                    NUMBER OF          AVERAGE       TRANSACTION
                                       SHARES   PURCHASE PRICE        VALUE, DKK
ACCUMULATED, LAST ANNOUNCEMENT      5,399,000                      1,542,096,704
15 December 2008                      110,000         283.2200        31,154,200
16 December 2008                      120,000         278.9400        33,472,800
17 December 2008                      115,000         278.1100        31,982,650
18 December 2008                      110,000         277.7700        30,554,700
19 December 2008                      108,500         282.9700        30,702,245
ACCUMULATED UNDER THE PROGRAMME     5,962,500                      1,699,963,299

With the transactions stated above, Novo Nordisk owns a total of 25,721,095 treasury shares, corresponding to 4.1% of the share capital. The total amount of shares in the company is 634,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,550 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                                   Investors:

Elin K Hansen                            Mads Veggerby Lausten
Tel: (+45) 4442 3450                     Tel: (+45) 4443 7919
ekh@novonordisk.com                      mlau@novonordisk.com


In North America:

Sean Clements                            Hans Rommer
Tel: (+1) 609 514 8316                   Tel: (+45) 4442 4765
secl@novonordisk.com                     hrmm@novonordisk.com

                                         Kasper Roseeuw Poulsen
                                         Tel: (+45) 4442 4471
                                         krop@novonordisk.com


Company Announcement no 82/2008

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 22, 2008                        NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer